Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 18, 2012

VIA EDGAR TRANSMISSION

Mr. Howie Hallock
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
TacticalShares Multi-Sector Index Fund (S000037865)

Dear Mr. Hallock:

This correspondence is being filed in response to your oral comments and suggestions of July 10, 2012, to the Trust’s Post-Effective Amendment (“PEA”) No. 427 to its registration statement.  PEA No. 427 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on May 24, 2012, for the purpose of adding one new series to the Trust:  TacticalShares Multi-Sector Index Fund.

In connection with this response to the comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the TacticalShares Multi-Sector Index Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

PROSPECTUS COMMENTS

1.
Staff Comment:  With respect to the TacticalShares Multi-Sector Index Fund’s name, it is the Staff’s position that the term “Index” triggers the requirements of Rule 35d-1 of the Investment Company Act of 1940, as amended.  However, the Staff notes that the TacticalShares Multi-Sector Index Fund’s “Principal Investment Strategies” sections do not contain an 80% investment requirement pursuant to Rule 35d-1.  Please add an 80% investment requirement pursuant to Rule 35d-1, or alternatively, remove the term “Index” from the TacticalShares Multi-Sector Index Fund’s name.

Response:  The Trust responds by acknowledging the Staff’s position and changing the name of the fund to “TacticalShares Dynamic Allocation Fund” (the “Fund”).  The Trust believes that Rule 35d-1 does not apply to this fund name.

2.
Staff Comment:  The Staff notes that the term “Multi-Sector” is included in the Fund’s name.  It is the Staff’s position that the four “sectors” referenced in the Fund’s “Principal Investment Strategies” sections (U.S. equity market, non-U.S. developed market, emerging markets, natural resource market) do not satisfy the term “sector” from a conventional usage perspective.  Please consider using an alternative term in the Fund’s name and principal investment strategies that more appropriately describes these four “sectors.”

The Trust responds by renaming the Fund, as stated above, and by modifying the “Principal Investment Strategies” sections to reflect substantially the following:

“The Fund is a “fund of funds” that invests principally in unaffiliated exchange-traded funds (“ETFs”) that are traded on primary U.S. exchanges.  The Fund utilizes a rules-based, trend-following investment approach to tactically invest its portfolio across four ~~sectors of the~~ global equity markets. The Fund seeks to track the total return of four indices by replicating the holdings of each of the four indices listed below. The Fund plans to allocate 25% of its portfolio to each of these four indices.  Each of these global equity markets ~~sectors~~ is represented by one of the~~a~~ proprietary indices~~ex~~ developed by the Advisor and maintained and published by an independent third-party index calculation agent.  Each index ~~the Advisor which~~ is comprised entirely of a number of unaffiliated ETFs (the “TacticalShares Indices”).  These four global equity market ~~sector~~s are: 1) U.S. equity market, as represented by the TacticalShares U.S. Sector Index, 2) non-U.S. developed market, as represented by the TacticalShares Developed Markets Index, 3) emerging markets, as represented by the TacticalShares Emerging Markets Index, and 4) natural resource market, as represented by the TacticalShares Natural Resources Index.  ~~To gain exposure to each of these equity markets, the Fund invests exclusively in ETFs that are represented within the corresponding Tactical Shares Index.~~”

The Trust also responds by revising the Fund’s Item 4 and Item 9 “Principal Investment Strategies” sections where appropriate to refer to the four global equity “markets” rather than global equity “sectors.”

3.
Staff Comment:  The Staff notes that the Fund’s investment adviser will be managing both the Fund as well as the four indices being tracked by the Fund and that this may create a conflict of interest.  Please explain supplementally whether any safeguards exist to protect against these indices being manipulated to the detriment of the Fund’s shareholders.

Response:  The Trust responds supplementally by stating the following:

Each index is created and maintained by use of a proprietary rules-based methodology developed by the Advisor. The Advisor has engaged an independent third-party index calculation agent to manage the composition of each index according to this methodology. The constituents in each index, and their respective weightings, as of each month end will be made publicly available free of charge on the Advisor’s website. This data will be updated monthly within 7 business days of each month-end.

The index methodology will be made publically available (free of charge) on the Advisor’s website, and potential investors will be informed of the existence of the methodology (and the possibility of changes to the methodology) in the prospectus.  To protect the intellectual property of the TacticalShares® methodology, the information available on the Advisor’s website will refer to the use of daily moving averages to direct changes in each index, without disclosing which daily moving average is utilized in each index (i.e., 120-days vs. 180-days, etc.) unless a change to the index methodology is implemented.  Changes to the index methodology will not be implemented without at least 60 days prior notice of such change by posting the change in advance on the Advisor’s website.

The Advisor has adopted and will implement policies and procedures that it believes will minimize or eliminate the potential for conflicts of interest that may arise from the fact that the methodology has been developed and is maintained by the Advisor. These include policies that prohibit those Advisor personnel responsible for the development or maintenance of the methodology or overseeing the work of the calculation agent from sharing non-public information regarding expected changes to the methodology or the index constituents, or engaging in personal trading in securities that may be impacted by expected changes in the methodology or the index constituents.

The third-party index calculation agents are as follows:

CME Group Index Services LLC:
-	TacticalShares Emerging Markets Index (ticker: TSEMX Index)
-	TacticalShares U.S. Sector Index (ticker: TSUSC Index)

CME Group Index Services LLC (“CME”) currently calculates and publishes the above indices daily.

Structured Solutions AG:
-	TacticalShares Developed Markets Index (ticker: TSDMX Index)
-	TacticalShares Natural Resources Index (ticker: TSNRX Index)

Structured Solutions AG (“Structured Solutions”) currently calculates and publishes the above indices daily.

4.
Staff Comment:  With respect to the Fund’s “Principal Investment Strategies” sections, the Staff feels that additional language is necessary to explain to shareholders how the four indices are rebalanced and how the “moving average” works from a practical standpoint.  Please revise as necessary.  Please also reconcile the language contained  in the second paragraph on page 4 that states that each index will receive approximately 25% of the Fund’s assets, with the language contained in the third paragraph on page 4 that states that such allocation can range from 0% - 100%.  Additionally, please supplementally provide the Staff with a specific example of a typical monthly rebalancing and please also confirm supplementally that the investment adviser has records to support replication of the calculation of the indices’ performance.

Response:  The Trust responds supplementally by stating that the Advisor considers a “moving average” to be a statistical measurement of the average value of a security’s price over a standard time period (e.g., 50-days, 100-days, etc.).  When the current price of a security is higher than a moving average of the security’s historical price, it indicates recent relative strength in the price action of the security.  Conversely, when the current price of a security is lower than its trailing moving average, it indicates recent relative weakness in the price action of that security.  ETF securities within each of the four indices tracked by the Fund are measured on pre-determined measurement dates staggered weekly throughout every month.  For example, the TacticalShares Developed Markets Index is measured on the first Friday of the month; the TacticalShares U.S. Sector, Emerging Markets and Natural Resources Indices adjust on the second, third and fourth Fridays of each month, respectively.  Under normal market conditions, ETF securities trading above their moving average as of their assigned measurement date remain in the respective Index at a pre-defined target weighting until the next monthly measurement period for that security.  Under normal market conditions, ETF securities trading below their moving average as of their assigned measurement date are removed from the respective Index, and replaced with an allocation to a specific ETF that invests in short-term and intermediate-term investment grade bonds.  Each Index maintains a static allocation between each measurement date for that index.

Each Index tracked by the Fund can experience a range of allocation targets that includes 100% exposure to equity market ETFs, or 100% exposure to bond market ETFs.  For the Fund as a whole, the portfolio might include 100% exposure to equity market ETFs when all four underlying Indices tracked by the Fund are fully committed to the equity markets; or the Fund can be 100% allocated to fixed income ETFs when all four Indices are allocated that way.  Most commonly, the overall allocation in the Fund will include an allocation to both fixed income ETFs and equity market ETFs.

Based on the above, the Trust responds by adding additional disclosure to the “Principal Investment Strategies” sections to explain to shareholders how the four indices are rebalanced and how the “moving average” works from a practical standpoint and will reconcile the language contained  in the second paragraph on page 4 that states that each index will receive approximately 25% of the Fund’s assets, with the language contained in the third paragraph on page 4 that states that such allocation can range from 0% - 100%.

Additionally, the Trust supplementally responds with the following:

Example: TacticalShares U.S. Sector Index  (25% of the portfolio)

The Index will tactically move in or out of the underlying constituent ETFs based upon pre-defined moving averages, which are measured on the business day prior to the second Friday of each month.  In an upward trending market, if all sector ETFs are above their pre-defined moving average, the Index will have 100% equity market exposure for the subsequent holding period.  If any one ETF begins to experience a downtrend and trades below the pre-defined moving average as of the second Friday of each month (i.e., the measurement date), then that fixed weighting will be allocated to a short-term Government bond ETF.  In this instance, equity market exposure will decrease by the fixed percentage of those ETFs that have traded below the pre-defined moving average as of the measurement date.  In a bear market, if all ETFs are trading below their moving average, the Index can be 100% invested in a short-term Government bond ETF.

The Trust also responds by stating that the Advisor maintains a historical record of all monthly changes to each TacticalShares Index commencing as of July 2001.  A record of the historical changes to each Index is also held by the third-party index calculation agents, which allows for replication of the calculation of the indices’ performance.

5.
Staff Comment:  Please confirm supplementally whether the Fund is designed to take a defensive position rather than remain invested in the various ETFs contained in the indices if each of the “moving averages” across the four indices indicates a downward trend.  Please also confirm supplementally whether the monthly rebalancing is at the index level or at the individual ETF level.

Response: The Trust responds supplementally by confirming that the Fund, as well as the indices, will each move to a defensive position in the event the set parameters indicate a downward trend in a particular ETF, as indicated when the price of the ETF is lower than its moving average on the measurement date for that ETF.  Defensive position securities are represented by ETFs invested in short-term and intermediate-term U.S. Government bonds, investment grade credit securities and/or money market reserves.  The Trust also responds supplementally by stating that the monthly rebalancing is done at the individual ETF level within each of the four indices tracked by the Fund.  Since the measurement dates for each index are staggered on the first four Fridays of each month, the Fund will experience a weekly review of its allocation targets with respect to 25% of the Fund’s portfolio each week.  In the event that a particular month includes five Fridays, no adjustments occur on the fifth Friday.

6.	Staff Comment: In the first sentence of the “Tax Information” section, please remove the phrase “that does not use borrowed funds.”

Response: The Trust responds by removing the disclosure.

7.
Staff Comment:  In the “More Information About the TacticalShares Indices” section on page 9, please revise to add additional information about the index methodology including more clarity regarding the monthly rebalancing and how the Advisor makes changes to the ETFs included in each index.  Please also revise to state that the indices are published by a third party and include the name of the index calculation agents.

Response: The Trust responds by adding the following disclosure following the “More Information About the TacticalShares Indices” section:

“TacticalShares – Index Methodology

TacticalShares U.S. Sector Index - This Index tracks a rules-based sector rotation discipline applied to the 10 broad industry sectors of the U.S. equity markets. To gain exposure to the individual sectors, ETFs for each sector are utilized.   The Index is calculated in the following manner:  On the second Friday of each month, the 10 underlying sector ETFs in the Index, based upon their closing price on the prior business day, are measured against a pre-defined, fixed moving average.  Under normal market conditions, if the individual sector ETF is trading above its pre-defined, fixed moving average reading, it will remain invested in the Index at its pre-defined, fixed target weight.  Under normal market conditions, if the individual sector ETF is trading below its pre-defined, fixed moving average reading, that individual ETF’s fixed allocation will instead be invested in a distinct short-term Government bond ETF.  These moving average readings occur every month on the business day prior to the second Friday of each month.

The TacticalShares Developed Markets Index - This Index tracks a rules-based country rotation discipline applied to a fixed universe of 15 developed market countries.  To gain exposure to the individual countries, ETFs for each country are utilized.   The Index is calculated in the following manner: On the first Friday of each month, the 15 underlying country ETFs in the Index, based upon their closing price on the prior business day, are measured against a pre-defined, fixed moving average.  Under normal market conditions, if the individual ETF is trading above its pre-defined, fixed moving average reading, it will remain invested in the Index at its pre-defined, fixed target weight.  Under normal market conditions, if the individual ETF is trading below its pre-defined, fixed moving average reading, that individual ETF’s fixed allocation will instead be invested in a distinct short-term Government bond ETF.  These moving average readings occur every month on the business day prior to the first Friday of each month.

TacticalShares Emerging Markets Index - This Index tracks a rules-based country rotation discipline applied to a fixed universe of 15 emerging market countries.  To gain exposure to the individual countries, ETFs for each country are utilized.   The Index is calculated in the following manner: On the third Friday of each month, the 15 underlying country ETFs in the Index, based upon their closing price on the prior business day, are measured against a pre-defined, fixed moving average.  Under normal market conditions, if the individual ETF is trading above its pre-defined, fixed moving average reading, it will remain invested in the Index at its pre-defined, fixed target weight.  Under normal market conditions, if the individual ETF is trading below its pre-defined, fixed moving average reading, that individual ETF’s fixed allocation will instead be invested in a distinct short-term Government bond ETF.  These moving average readings occur every month on the business day prior to the third Friday of each month.

TacticalShares Natural Resources Index - This Index tracks a rules-based sector rotation discipline applied to 10 broad sectors of the natural resources markets.  To gain exposure to the individual sectors, ETFs for each sector are utilized.   The Index is calculated in the following manner:  On the fourth Friday of each month, the 10 underlying sector ETFs in the Index, based upon their closing price on the prior business day, are measured against a pre-defined, fixed moving average.  Under normal market conditions, if the individual sector ETF is trading above its pre-defined, fixed moving average reading, it will remain invested in the Index at its pre-defined, fixed target weight.  Under normal market conditions, if the individual sector ETF is trading below its pre-defined, fixed moving average reading, that individual ETF’s fixed allocation will instead be invested in a distinct short-term Government bond ETF.  These moving average readings occur every month on the business day prior to the fourth Friday of each month.”

The Trust also responds supplementally by stating that the changes made to the disclosure as outlined in response to Staff Comment 2 respond to the request to disclose that the indices are published by a third party.  Additionally, the Trust adds the following disclosure to Item 9 before the “Related Risks” section:

“Independent Index Calculation Agents
CME Group Index Services LLC is responsible for the daily calculation and publishing of the TacticalShares Emerging Markets Index (ticker: TSEMX Index) and TacticalShares U.S. Sector Index (ticker: TSUSC  Index).

Structured Solutions AG is responsible for the daily calculation and publishing of the TacticalShares Developed Markets Index (ticker: TSDMX Index) and TacticalShares Natural Resources Index (ticker: TSNRX Index).”

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

8.
Staff Comment: With respect to the “Management” section beginning on page 11, please determine whether additional disclosure is necessary regarding the Trust’s Chairman, and if so, please revise as necessary:

Response:  The Trust responds by stating that it has evaluated the requirements of Item 17 of Form N-1A and has determined that all required information regarding the Chairman of the Trust is included in the current disclosure.  Accordingly, no revisions will be made with respect to this comment.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust